Mail Stop 3561

May 11, 2009

Adam Blumenfeld
Chief Executive Officer
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

> **Re: Sport Supply Group, Inc.**
> **Form 10-K Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Proxy Statement on Schedule 14A, as amended**
> **Filed October 8, 2008**
> **Form 10-Q for Fiscal Quarters Ended**
> **September 30, 2008 and December 31, 2008**
> **Filed November 5, 2008 and February 11, 2009**
> **File No. 001-15289**

We have reviewed your response letter dated April 29, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 1. Description of Business, page 2

1. We note your responses to comments three, four and five from our letter dated March 30, 2009. Please confirm that you will provide disclosure, if appropriate, that is similar to your response to each of these comments in your future filings. If you do not intend to include similar disclosure in future filings, please discuss why.

Item 1A, Risk Factors, page 10

State and local sales tax collection may affect demand for our products, page 13

2. We note your response to comment six from our letter dated March 30, 2009. Please confirm that you will discuss in your Management's Discussion and Analysis section in future filings, if material, how the uncertainty surrounding various state and local governments seeking to collect sales tax from you for sales in their jurisdictions affects your overall operations.

Item 8. Financial Statements and Supplementary Data, page 38

Report of Independent Registered Public Accounting Firm, page 39

3. We note your response to comment 14 from our letter dated March 30, 2009. Please supplementally provide a copy of the signed audit report and auditor's consent.

Consolidated Financial Statements, page 40

Notes to Consolidated Financial Statements, page 44

Staff Accounting Bulletin 108, page 47

4. We reviewed your response to comment 15 in our letter dated November 7, 2008 noting that you undertook the nexus study in fiscal 2007. It is unclear to us whether you identified and evaluated the accounting errors using the rollover method in previous reporting periods. Please note that the option to correct accounting errors as a cumulative effect adjustment is not applicable unless management identified the errors and properly applied its previous approach to evaluate materiality of misstatements in previously issued financial statements. Please confirm to us whether the errors in prior year financial statements were identified and assessed using the rollover method in prior fiscal years. Refer to the Interpretive Guidance to Question 3 of SAB Topic 1:N.

Note 3. Business Combinations, page 49

5. We reviewed your response to comment 16 in our letter dated November 7, 2008. It does not appear that you applied the purchase method of accounting for each step of the acquisition. Please tell us in detail why your accounting for the acquisition of the additional ownership interests in Old SSG in fiscal 2006 and 2007 complies with the purchase method of accounting. We are particularly interested in understanding why the allocation of the purchase prices of the additional ownership interests acquired in fiscal 2006 and 2007 had no impact on

the amounts assigned to assets acquired and liabilities assumed other than goodwill. In addition, tell us why you believe pro forma financial information for the step acquisitions is not required. Refer to paragraphs 54-55 of SFAS 141.

Definitive Proxy Statement on Schedule 14A

Elements of the Executive Compensation Program, page 16

Short-Term Bonus Incentive Compensation, page 17

6. We note your responses to comments 22, 23 and 24 from our letter dated March 30, 2009. Please confirm that you will provide disclosure, if appropriate, that is similar to your response to each of these comments in your future filings. If you do not intend to include similar disclosure in future filings, please discuss why.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact, Adam Phippen, Staff Accountant, at (202) 551-3336 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney, at 202-551-3225, Mara Ransom, Legal Branch Chief, at 202-551-3264 or me at 202-551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director